SembCorp Industries

RECEIVED

2007 MAY 22 A 8:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

8 May 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07023700

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

Encs

C:jesstan/MasnetAnn/SECltr

5/22

SembCorp Industries

Co Regn No: 199802418D

SEMBCORP UTILITIES TO DIVEST ITS 35% STAKE IN SHENZHEN CHIWAN OFFSHORE PETROLEUM EQUIPMENT REPAIR & MANUFACTURE CO LTD TO SMOE

Singapore, 8 May 2007 - SembCorp Industries Ltd (SembCorp) announces that its wholly owned subsidiary, SembCorp Utilities Pte Ltd has (SembUtilities) entered into a Sale & Purchase Agreement for the sale of its 35% stake in Shenzhen Chiwan Offshore Petroleum Equipment Repair & Manufacture Co Ltd (CPEC) with SMOE Pte Ltd, a wholly owned subsidiary of SembCorp Marine Ltd (SembMarine).

CPEC is a joint venture company established within the Shenzhen Special Economic Zone, People's Republic of China. Its primary activities include equipment inspection, repair and maintenance services for oil recovery and oil production platforms in the South China Sea.

The sale consideration is for S$1.3 million, taking into account CPEC's net tangible asset value (NTA) as at 31 December 2006. The transaction is conditional upon receiving the necessary relevant approvals from the Chinese regulatory authorities. Following this divestment, SembUtilities will cease to hold any shareholding in CPEC.

The impact arising from the above transaction on SembCorp's NTA and EPS for the financial year ending 2007 is not expected to be material.

Other than Mr Tang Kin Fei and Mr Goh Geok Ling, who are directors of SembMarine, none of the directors or controlling shareholders of SembCorp has any interest, direct or indirect, in the acquisition, save for the above.

By Order of the Board

Kwong Sook May (Ms)

Company Secretary

For media & analysts' queries, kindly contact:

Ms. Aleve CO
Senior Executive
Group Corporate Relations
DID: +65 6723 3011
Fax: +65 6822 3240
Email: aleve.co@sembcorp.com.sg

About SembCorp Industries

SembCorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities & energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine & offshore engineering and also a provider of industrial park and environmental management services in the region.

SembCorp Industries has total assets of over S$7 billion and employs more than 7,500 employees.

Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index and several MSCI indices.

END